FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

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04 FEB -9 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

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Fosters Brewing Group

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PRESS RELEASE

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The following announcement was made to the Australian Stock Exchange Limited today.

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Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

9 February, 2004

Ted Kunkel to Step Down as CEO of Foster's

Foster's Group Limited (Foster's) today announced that President and CEO, Mr Ted Kunkel, will step down before the end of the calendar year 2004.

With an advanced succession management plan in progress, looking at both internal and external candidates, it is the appropriate time to announce Mr Kunkel's intention to step down.

The timing of the announcement is also consistent with the Board's desire to keep the market fully informed in relation to succession planning and to have an orderly transition.

Commenting on the announcement, Foster's Chairman, Mr Frank Swan, said:

"Ted Kunkel has been an outstanding leader of Foster's for the last 12 years, guiding the company through the recovery, restructuring and strategy development phases and in the process re-establishing the credibility of the group.

"However, both the Board and Ted are of the common view that the next generation of management to take Foster's forward should be in place by the end of calendar year 2004. There is an advanced succession plan in progress with internal and external candidates being considered.

"The Board expects to be in a position to announce Ted Kunkel's successor before the end of the financial year."

Mr Kunkel was appointed as President and CEO of Foster's in March 1992 to oversee the rebuilding of the company. At that time, the group was facing considerable upheaval and had a seriously impaired balance sheet with high debt and gearing.

Under Mr Kunkel's leadership, Foster's initiated a turnaround strategy which saw the company undertake a $1 billion rights issue and complete the sell off of more than $5 billion in non-core assets.

In the mid 1990's, with financial stability re-established and the group's investment grade credit rating restored, Mr Kunkel's leadership team embarked on a new strategy to build a global premium branded beverage company.

This involved the development of CUB as a multi-beverage company and a major change in strategic direction with the sale of Molson Breweries in Canada and the underperforming brewing and pub assets in the United Kingdom, Courage Brewing and Inntrepreneur Pub Company Limited (IPCL). This was followed by the purchase of Beringer Wine Estates in United States, which when

merged with Mildara Blass, created one of the world's leading premium wine companies, Beringer Blass Wine Estates.

Today Foster's has a market capitalisation in excess of $9 billion, a BBB+ credit rating, low gearing and is established as one of the world's leading premium branded beverage companies.

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For further information contact:

Media
Nicole Devlin
+613 9633 2265
0418 202 375

Investor Relations
Robert Porter
+613 9633 2560